NATIONWIDE LIFE INSURANCE COMPANY

ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215-2220

OVERLOAN LAPSE PROTECTION RIDER

PLEASE READ THIS RIDER CAREFULLY

The Incontestability period of this Rider begins on the Rider Effective Date and will be different from that of the Policy if this Rider is elected after the Policy Date.

General Information Regarding this Rider

The Overloan Lapse Protection Rider (“Rider”) is made part of the Policy to which it is attached on the Rider Effective Date.

To the extent any provisions contained in this Rider are contrary to or inconsistent with those of the Policy to which it is attached the provisions of this Rider will control the Policy accordingly. Terms not defined in this Rider shall have the meanings given to them in the base Policy.

This Rider, upon invocation, prevents the Policy from lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit. There is no charge for this Rider unless it is invoked. This Rider has no cash value and no loan value.

Defined Terms used in this Rider

The following definitions apply to coverage under this Rider.

Rider Effective Date – The date coverage under this Rider commences. The Rider Effective Date will be the Policy Date unless this Rider is elected after the Policy is issued. If added by post-issue election, the Rider Effective Date will be stated in issued Policy Data Pages as the Start Date.

Rider Charge Rate – This rate varies by Attained Age and is the percentage of the Cash Value taken as the charge for invoking this Rider.

Overloan Lapse Protection Fixed Account – An account funded by our General Account that credits a guaranteed fixed interest rate.

Incontestability

After this Rider has been in force during the lifetime of the Insured for two years from the Rider Effective Date or a reinstatement date, we will not contest it for any reason.

Misstatement of Age or Sex

If the age or sex of the Insured has been misstated, the charges and benefits payable will be adjusted to reflect the difference based on the Insured’s correct age and sex.

Rider Cost

There is no charge for this Rider unless the Owner invokes it. If this Rider is invoked, the one-time rider charge is equal to (1) multiplied by (2), where:

1.	is the Cash Value; and

2.	is the Rider Charge Rate stated in the Policy Data Pages for the Insured’s Attained Age.

If the Cash Value minus Indebtedness is not enough to cover the charges for this Rider, the Owner will be required to pay back enough of the Indebtedness in the form of a loan repayment such that there is enough Cash Value minus Indebtedness to cover the charge for this Rider.

There are no periodic charges.

Benefits Provided by this Rider

Upon invocation, this Rider will provide lapse protection for policies with outstanding Indebtedness by providing a guaranteed paid-up insurance benefit. Invocation of the Rider enables the Policy Owner of a substantially depleted Policy (due to outstanding loans) to avoid negative tax consequences associated with lapsing a life insurance policy (consult a qualified tax advisor for more details.)

NWLA-419-NY-B	(09/2010)

Invocation Requirements

Request to Invoke – Before we take any action to invoke this Rider, we must receive at our Home Office a written request from you directing us to invoke this Rider.

To invoke this Rider, the Policy must meet all of the following requirements:

1.	the Policy is in force and has reached the 15th Policy Anniversary;

2.	the Insured must be at least Attained Age 75;

3.	the Cash Value is at least $100,000;

4.	all amounts that may be withdrawn from the Policy without the imposition of federal income tax must be taken as partial Surrenders;

5.	the Policy is issued under the Guideline Premium/Cash Value Corridor Test of Section 7702 of the Internal Revenue Code. This Rider is not available on Cash Value Accumulation Test policies; and

6.

the Indebtedness becomes more than a specified percentage of the Policy’s Cash Value. This percentage is called the “Trigger Point” and varies by Attained Age of the Insured. The Trigger Points are shown in the attached table.

The first time the requirements for invoking this Rider are met, a letter will be sent to you at which time you may choose to invoke this Rider. If the Policy meets all of the above requirements and you do not choose to invoke the Rider, you still have the right to invoke the Rider at a later date as long as the Policy stays in force and provided that the above requirements are still met.

Test for 7702 Compliance

When the requirements for invoking this Rider have been met, and you elect to invoke this Rider, the death benefit will be adjusted in two steps in compliance with Section 7702 of the Internal Revenue Code:

1.

if the Death Benefit Option is not already Option 1, it will be changed to Option 1. The Specified Amount will not subsequently be adjusted to prevent the Net Amount at Risk from changing as a result of the death benefit option change; and

2.

if the Specified Amount is greater than the Minimum Required Death Benefit, the Specified Amount will be reduced to equal the Minimum Required Death Benefit immediately after the charge for this Rider is taken.

If this adjusted Specified Amount is not compliant with Section 7702 of the Internal Revenue Code, you will not be allowed to invoke this Rider.

Operation of the Policy upon Invoking the Rider

After the charge for this Rider is taken from the Cash Value as described in the Rider Cost Provision and the death benefit is adjusted as described in the Test for 7702 Compliance Provision:

1.	the Indebtedness will continue to grow at the Policy’s loan charged interest rate;

2.	the Policy Loan Account will continue to grow at the Policy’s loan credited interest rate;

3.	the remaining Cash Value less Indebtedness will be placed in the Overloan Lapse Protection Fixed Account and will continue to grow at a guaranteed fixed crediting rate;

4.	no monthly deductions or additional charges will be taken from the Policy’s Cash Value;

5.	no further loans or partial Surrenders may be taken;

6.	no further Premium payments or loan repayments will be allowed (with the exception of any loan repayment required to pay the one-time charge for this Rider);

7.	the death benefit will continue to be defined as the maximum of (A) and (B) where:

A.	is the adjusted Specified Amount after invoking the Rider;

B.	is the Minimum Required Death Benefit; and

8.	the Death Benefit Proceeds will continue to be defined as outlined in the base Policy.

The Policy will be guaranteed and placed in paid-up status.

The Cash Value will not become negative once the Rider is invoked.

NWLA-419-NY-B	2	(09/2010)

Effect on Other Riders and Policy Provisions

Invoking this Rider will affect other riders and Policy provisions.

Riders – Upon invocation of this Rider, you will no longer be able to invoke the following riders as they will terminate.

•	Acceleration of Life Insurance Death Benefit for Qualified Long Term Care Services Rider

•	Spouse Rider

•	Waiver of Monthly Deductions

•	Extended Death Benefit Guarantee Rider

Prior to invocation, the aforementioned riders will not be affected. Rider availability is subject to state approval.

Policy Provisions – Upon invocation of this Rider, if a change in death benefit option and/or a reduction in Specified Amount results, benefits paid under Maturity Extension for Specified Amount will be reduced. Maturity Extension for Cash Value will not be affected.

Termination

You may terminate this Rider by written request to us. Such termination will be effective the Policy Monthaversary on or next following the receipt of your request. In order to terminate this Rider, we have the right to require return of the Policy and this Rider to us for endorsement.

This Rider also terminates on the earliest of the following dates:

1.	the date the Policy terminates; or

2.	the Policy Anniversary on which the Insured reaches Attained Age 120.

Secretary	President

NWLA-419-NY-B	3	(09/2010)

Rider Trigger Points

The Rider Trigger Points vary by Attained Age.

Attained Age	Trigger Point
75	95%
76	95%
77	95%
78	95%
79	95%
80	95%
81	95%
82	95%
83	95%
84	96%
85	96%
86	96%
87	96%
88	96%
89	97%
90	97%
91	97%
92	98%
93	98%
94	98%
95	99%
96	99%
97	99%
98	99%
99	99%
100	99%
101	99%
102	99%
103	99%
104	99%
105	99%
106	99%
107	99%
108	99%
109	99%
110	99%
111	99%
112	99%
113	99%
114	99%
115	99%
116	99%
117	99%
118	99%
119	99%

NWLA-419-NY-B	4	(09/2010)